Exhibit 99.1

TRILLION ENERGY ANNOUNCES 2022 YEAR END RESERVE REPORT

2P reserves increase from 20.1 Bcf to 48.6 Bcf* while NPV10% * increased to US $431.5 Million

March 23, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide summary results of its third-party December 31, 2022 year-end reserve report.

Reserve Report Highlights

●	Net present value of proved and probable (P2) natural gas reserves (NPV10%) increased to USD $432 million* net to Trillion, up from USD $82 million* (2021), a 426% YoY increase. The US $432 million NPV 10 value represents USD $1.12 per common share**

●	Proved and probable conventional natural gas reserves (P2) increased to 48.6 BCF* up from 20.1 BCF (2021), an increase of 141% YoY

●	Net present value of Proved Reserves (P1 - NPV10) increased to US $123.8* million from US$ 40.4* million (2021) a 206% increase YoY

●	Net present value of proved, probable and possible reserves (P3) NPV10 * increased to USD $731 million net to Trillion, up from USD $137 million (2021), an increase of 433% and USD $1.90/ common share net present value**

●	Proved and probable oil reserves (2P) of 288,000 barrels of oil (boe) having an NPV10% of US$5.2 million relating to the Cendere oil field

●	Net present value of P1 oil reserves NPV10 increased to US$4.3 Million compared to prior year of US$4.2 Million (2021)

*Trillion’s 49% interest before income tax and royalty **basic common shares

Dr. Arthur Halleran, CEO stated:

“We are very pleased that our 2022 exploration and development efforts have paid off resulting in very substantial increases in reserves and values during the year. It is our plan to realize the reserves value through a development program extending throughout 2023 and beyond. We expect that our 2023 drilling program will further increase our reserves and cash flows. Our reserves values represent a substantial intrinsic value to shareholders.”

Reserve Report Summary

Gross Reserves*

	Light and Medium			Conventional			Oil
	Crude Oil			Natural Gas			Equivalent
	(Mbbl)	(Mbbl)		(Bcf)	(Bcf)		(Mboe)	(Mboe)
	Dec. 31	Dec. 31%		Dec. 31	Dec. 31%		Dec. 31	Dec. 31%
	2022	2021	Change	2022	2021	Change	2022	2021	Change
Proved
Producing	166	165	0.6%	2.7	0.0	-	624	165	278.2%
Developed Non-Producing	56	47	19.1%	0.0	0.0	-	56	47	19.1%
Undeveloped	0	0	-	8.8	11.5	-23.6%	1,468	1,921	-23.6%
Total Proved	222	212	4.7%	11.6	11.5	0.3%	2,149	2,133	0.8%
Total Probable	66	74	-10.8%	37.1	8.6	330.4%	6,241	1,509	313.6%
Total Proved Plus Probable	288	286	0.7%	48.6	20.1	141.4%	8,390	3,642	130.4%
Total Possible	63	62	1.6%	35.7	11.2	217.8%	6,008	1,933	210.8%
Total PPP	351	348	0.9%	84.3	31.4	168.8%	14,398	5,575	158.3%

* Trillion 49% interest, before income taxes and royalties

Net Present Value*

	NPV - 10%
	Before Income Tax
	(US$M)	(US$M)
	Dec. 31	Dec. 31%
	2022	2021	Change
Proved
Producing	$42.3	$3.2	1215.0%
Developed Non-Producing	$1.1	$1.0	12.5%
Undeveloped	$80.3	$36.2	122.1%
Total Proved	$123.8	$40.4	206.4%
Total Probable	$307.8	$41.7	638.0%
Total Proved Plus Probable	$431.5	$82.1	425.7%
Total Possible	$299.1	$55.0	443.7%
Total PPP	$730.6	$137.1	432.9%

* Trillion 49% interest before income taxes and royalties

About the Reserves Evaluation

For the year ended December 31, 2022, the Company’s reserves were evaluated by GLJ, Ltd. (“GLJ”), in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter) (“COGEH”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and are based on the Company’s 2022 year-end estimated reserves as evaluated by GLJ in their report dated March 15, 2023, with an effective date of December 31, 2022 (the “Reserves Report”). GLJ is an independent qualified reserves evaluator as defined in NI 51-101. Additional reserves information as required under NI 51-101 will be included in the Company’s statement of reserves data and other oil and gas information on Form 51-101F1, which is expected to be filed on SEDAR by March 27, 2023. See “Advisory Note Regarding Oil and Gas Information” section in the “Advisories”, at the end of this news release.

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2023. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022.